D&D Securities, Inc.

**Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5**

December 31, 2025

D&D Securities, Inc.
TABLE OF CONTENTS December 31, 2025

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44989

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **D&D Securities Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2929 Walnut Street, 8th Floor
(No. and Street)

Philadelphia	**PA**	**19014**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nicholas DiCicco	**215-568-1199**	backoffice@danddsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company LLC
(Name – if individual, state last, first, and middle name)

2617 Huntingdon Pike	**Huntingdon Valley**	**PA**	**19006**
(Address)	(City)	(State)	(Zip Code)

09/18/2003	**169**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicholas DiCicco _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of D&D Securities, Inc. _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Nick G D C_

Title: PRESIDENT

_____
Notary Public   Exp 05/17/2028
LINDA MARIE STRAUBMULLER

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._



2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and
Those Charged with Governance of
D & D Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of D & D Securities, Inc. (the "Company") as of December 31, 2025, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2022.
Huntingdon Valley, Pennsylvania
March 28, 2026

D&D Securities, Inc.

Statement of Financial Condition

December 31, 2025

Assets

Cash and cash equivalents	$	3,141,658
Commissions and fees receivable		3,374,671
Deposit with clearing broker		210,738
Due from clearing broker		8,273
Prepaid expenses and other assets		76,153
Fixed assets, net of accumulated depreciation of $3,427		12,838
Right of use asset		41,862
Total assets	$	6,866,193

Liabilities and Stockholder's Capital

Liabilities

Accounts payable and accrued expenses	$	1,648,983
Office lease liability		41,862
Total liabilities		1,690,845

Stockholder's equity

Common stock, $1 par value - authorized 1,000 shares; issued and outstanding 1,000 shares		1,000
Additional Paid-In Capital		364,500
Retained Earnings		4,809,848
Total stockholder's equity	$	5,175,348
Total liabilities and stockholder's equity		6,866,193

The accompanying notes are an integral part of these financial statements

4

D&D Securities, Inc.

Statement of Operations

For the Year Ended December 31, 2025

Revenues

Commissions	$	9,542,287
Rebate revenues		23,416,425
Interest income		109
Total revenues		32,958,821

Expenses

Compensation and related expenses	6,988,837
Commissions	4,177,453
Brokerage clearing and exchange fees	14,836,120
Regulatory fees and expenses	1,354,221
Other Expenses:	
Professional fees	85,381
Travel and entertainment	211,844
Lease expense	101,215
Communications and data expense	573,210
Office expense	263,673
Other expenses	44,623
Insurance	27,553
Depreciation	2,077
Taxes and licenses	72,426
Total expenses	28,738,633

Net income	$	4,220,188

The accompanying notes are an integral part of these financial statements

D&D Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2025

	Common Stock		Additional Paid-In Capital		Retained Earnings		Total Stockholder's Equity
Beginning Balance at January 1, 2025	$	1,000	$	364,500	$	2,172,661	$	2,538,161
Net income for the year						4,220,188		4,220,188
Contributions of capital								-
Stockholder distributions						(1,583,001)		(1,583,001)
Ending Balance at December 31, 2025	$	1,000	$	364,500	$	4,809,848	$	5,175,348

D&D Securities, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2025

Cash flows from operating activities:		
Net income	$	4,220,188
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		2,077
Changes in assets and liabilities		
(Increase) decrease in assets:		
Receivables:		
Accounts receivable		(225,291)
Deposit with clearing broker		21,227
Due from clearing broker		(1,671)
Prepaid expenses and other assets		36,903
Right of use asset		(41,862)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		(48,187)
Office lease liability		41,862
Net cash provided by operating activities		4,005,246
Cash flows from financing activities:		
Stockholder distributions		(1,583,001)
Net cash used in financing activities		(1,583,001)
Cash flows from investing activities:		
Purchase of furniture and equipment		(12,294)
Net cash used in investing activities		(12,294)
Net increase in cash and cash equivalents		2,409,951
Cash and cash equivalents beginning of year		731,707
Cash and cash equivalents end of year	$	3,141,658
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements

7

D&D Securities, Inc.
Notes to Financial Statements
December 31, 2025

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1.   **Organization**

D&D Securities, Inc. (the "Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the NASDAQ OMX PHLX ("PHLX"). The Company is incorporated under the laws of Pennsylvania. The Company, like other broker-dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities on the Company's liquidity.

2.   **Summary of Significant Accounting Policies**

The following are the significant accounting policies followed by the Company in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Revenue Recognition – Contracts with Customers – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Interest income received from clearing broker related to interest earned on the Company's deposit balance and is recorded monthly as reflected on the clearing broker statements.

The Company, as required by the *Revenue from Contracts with Customers* Topic of the FASB ASC 606, applies the following five steps in determining the amount or revenue to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

The Company provides option execution services on the floor of an exchange on behalf of registered broker-dealers. The Company is paid a fee by the broker-dealers based on the number of transactions executed and the number option contracts in each transaction. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company invoices its clients monthly in arrears and accrues the fee revenue as commissions in the month in which the transactions were executes on a trade date basis.

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2.   Summary of Significant Accounting Policies (continued)

The company also directs equity order flow to certain stock exchanges for which it earns rebate revenue. The Company does not maintain contracts with the exchanges delineating the rebate arrangement. Rebate revenue is recognized when the orders are executed by the exchange on a trade date basis.

Property and Equipment – Property and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided using straight-line and accelerated methods over the estimated lives of the assets (generally 5 years).

Income taxes – The stockholder of the Corporation has elected under the Internal Revenue Code to be taxed individually for the profits of the S Corporation. Therefore, no provision for income taxes are presented in these financial statements.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ending December 31, 2025, the Company did not have liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2021.

Concentration of credit risks – The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

Accounts Receivable – – Management evaluates the collectability of accounts receivable on an ongoing basis and records an allowance in the event the collection is considered remote.

Segment Reporting - The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023. The Company has identified its President as the Chief Operating Decision Maker as specified in the ASU 2023-07. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only one reportable segment.

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5.   Commitments and Contingencies

Operating Lease – In January 2025, the Company entered into a new lease agreement with The St. James. It is a 16 month lease commencing on January 17, 2025 and expired on May 16, 2026. During the year ended December 31, 2025, the Company paid rent expense of $101,215.

In February 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. The Company has adopted this standard in accordance with provisions of ASU 2020-05.

Future minimum rental payments required under the lease liability together with their present value are approximately as follows:

	Year	Amount
	2026	$42,255
Total payments under operating lease liabilities		$42,255
Less discount to present value		(393)
Total operating lease liability		$41,862

3.   Furniture and Equipment

Furniture and equipment is summarized as follows:

Computers and equipment	$	16,265
Less accumulated depreciation		(3,427)
	$	12,838

6.   Net Capital Requirements

The Company has elected not to be subject to the Aggregate Indebtedness Standard of paragraph (a)(I)(i) of the Securities Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Based on this election, the Company shall not permit its net capital to be less than the greater of $100,000 or 6 2/3 percent of aggregate debit items computed in accordance with the Formula of Determination of Reserve Requirement for Brokers and Dealers. At December 31, 2025, the Company had net capital of $3,956,997 which was $3,847,065 in excess of its required net capital of $109,932. The Company's net capital ratio was 4.17 to 1.

7.   Subsequent Events

The Company has evaluated subsequent events from the statement of financial condition date through the date at which the financial statements were issued and determined there are no other items to disclose except for the above.

D&D Securities, Inc.

Computation of Net Capital Under Rule 15c3-1

of the Securities and Exchange Commission

December 31, 2025   **Schedule I**

COMPUTATION OF NET CAPITAL

Total members' capital	$	5,175,348
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		1,129,360
Furniture and equipment, net		12,838
Prepaid expenses and other assets		76,153
Total non-allowable assets		1,218,351
Net Capital	$	3,956,997

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition	$	1,648,983
Total aggregate indebtedness	$	1,648,983
Percentage of aggregate indebtedness to Net Capital		42%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

D&D Securities, Inc.

Computation of Net Capital Under Rule 15c3-1

of the Securities and Exchange Commission

December 31, 2025   **Schedule I (continued)**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $1,648,983)	$	109,932
Minimum dollar Net Capital requirement of reporting broker or dealer		
and minimum Net Capital requirement	$	100,000
Net Capital requirement	$	109,932
Excess Net Capital	$	3,847,065
Net Capital less greater of 10% of aggregate indebtedness or 120%	$	3,792,099
of minimum net capital		

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

    No material difference exists between the broker's most recent, unaudited,
    Part IIA filing and the Annual Audit Report.

D&D Securities, Inc.

Computation for Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2025   **Schedule II**

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2025.

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 15c3-3

    No material difference exists between the broker's most recent, unaudited, Part IIA
    filing and the Annual Audit Report.

The Company is subject to the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities throughout the most recent fiscal year.



2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and
Those Charged With Governance of
D & D Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) D & D Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:-(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville & Company

Huntingdon Valley, Pennsylvania
March 28, 2026

D&D Securities, Inc.
Exemption Report
Under Rule 17a-5(d)(4) of the Securities and Exchange Commission
December 31, 2025

In accordance with the Company's membership agreement with FINRA, the Company is designated to operate under the exemptive provisions of paragraph (k)(2)(ii). The Company does not handle cash or securities on behalf of customers. Therefore, the Company, to its best knowledge and belief, is in compliance with Rule 15c3-3 and has been so throughout the year ended December 31, 2025.

Signed,

Nicholas DiCicco